UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CONVERGEONE HOLDINGS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

212481 113

(CUSIP Number of Class of Securities)

John A. McKenna, Jr.

President and Chief Executive Officer,

and Chairman of the Board

ConvergeOne Holdings, Inc.

3344 Highway 149

Eagan, MN 55121

(888) 321-6227

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mehdi Khodadad, Esq.

John T. McKenna, Esq.

Cooley LLP

3175 Hanover Street

Palo Alto, California 94304

(650) 843-5000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$8,489,438	$1,057

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 8,936,250 warrants to purchase common stock at the tender offer price of $0.95 per warrant.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $124.50 per million dollars of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by ConvergeOne Holdings, Inc. (the “Company” or “ConvergeOne” or “we”, “us” or “our”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the offer to purchase for cash up to 8,936,250 of ConvergeOne’s warrants, each to purchase one share of common stock (the “Warrants”), at a price of $0.95 per Warrant, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $8,489,438. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated February 26, 2018 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the issuer is ConvergeOne Holdings, Inc. The address and telephone number of ConvergeOne’s principal executive office is: 3344 Highway 149, Eagan, MN 55121; telephone (888) 321-6227.

Pursuant to General Instruction C to Schedule TO, the information set forth in “The Offer—Section 9. Interests of Directors and Executive Officers” of the Offer to Purchase is incorporated herein by reference.

(b) Securities.

This Schedule TO relates to all of the Company’s outstanding Warrants. As of February 23, 2018, there were issued and outstanding 8,936,250 Warrants, each of which is exercisable for one share of the Company’s common stock, at an exercise price of $11.50 per share.

(c) Trading Market and Price.

The information set forth in the section of the Offer to Purchase titled “The Offer—Section 7. Price Range of Common Stock and Warrants; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

ConvergeOne is the subject company and the filing person. The business address and telephone number of ConvergeOne are set forth under Item 2(a) above.

The address and telephone number of each director and executive officer is: ConvergeOne Holdings, Inc., 3344 Highway 149, Eagan, MN 55121; telephone (888) 321-6227.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 1. Number of Warrants; Purchase Price” is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 1. Number of Warrants; Purchase Price” and “The Offer—Section 5. Purchase of Warrants and Payment of Purchase Price” is incorporated herein by reference.

(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 6. Conditions of the Offer” and “The Offer—Section 13. Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 3. Procedures for Tendering Warrants” and “The Offer—Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 5. Purchase of Warrants and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix) Not applicable.

(1)(x) Not applicable.

(1)(xi) Not applicable.

(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “The Offer—Section 10. Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2)(i)-(vii) Not applicable.

(b) Purchases.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 9. Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Offer—Section 2. Purposes of the Offer; Certain Effects of the Offer,” “The Offer—Section 9. Interests of Directors and Executive Officers,” and “The Offer—Section 11. Information Concerning ConvergeOne” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 2. Purposes of the Offer; Certain Effects of the Offer,” “The Offer—Section 11. Information Concerning ConvergeOne” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the section of the Offer to Purchase titled “The Offer—Section 2. Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 2. Purposes of the Offer; Certain Effects of the Offer,” “The Offer—Section 7. Price Range of Common Stock and Warrants; Dividends,” “The Offer—Section 11. Information Concerning ConvergeOne” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “The Offer—Section 8. Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 6. Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 9. Interests of Directors and Executive Officers” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 9. Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 14. Fees and Expenses” is incorporated herein by reference.

None of the Company, the Company’s board of directors, Cowen and Company LLC, the deal manager for the Offer, Morrow Sodali LLC, the information agent for the Offer, or Continental Stock Transfer & Trust Company, the depositary for the Offer, is making any recommendation to you as to whether to tender or refrain from tendering your Warrants pursuant to the Offer. You must make your own decision as to whether to tender your Warrants and, if so, how many Warrants to tender. In doing so, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the purposes and effects of the Offer. See “The Offer—Section 2. Purposes of the Offer; Certain Effects of the Offer.” You should discuss whether to tender your Warrants with your own broker or other financial advisor, if any.

Item 10.	Financial Statements.

(a) Financial Information.

Not applicable.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 9. Interests of Directors and Executive Officers” and the Letter of Transmittal, a copy of which is filed as Exhibit (a)(l)(B) hereto, is incorporated herein by reference.

(c) Other Material Information.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Offer—Section 12. Certain Legal Matters; Regulatory Approvals,” “The Offer—Section 15. Miscellaneous,” and “Where You Can Find More Information” is incorporated herein by reference.

ConvergeOne will amend this Schedule TO to include documents that it may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Securities Exchange Act of 1934, as amended, and prior to the expiration of the Offer, to the extent required by Rule 13e-4(d)(2) of the Securities Exchange Act of 1934, as amended.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase dated February 26, 2018.

(a)(1)(B)*	Letter of Transmittal to Tender Warrants.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)	Press Release, dated February 26, 2018, announcing cash tender offer for ConvergeOne Holdings, Inc. warrants (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by ConvergeOne on February 26, 2018).

(d)(1)	Amended and Restated Certificate of Incorporation of ConvergeOne Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by ConvergeOne on February 26, 2018).

(d)(2)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Form S-1 filed by Forum Merger Corporation on March 29, 2017).

(d)(3)	Warrant Agreement, dated February 22, 2018, between Continental Stock Transfer & Trust Company and ConvergeOne (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by ConvergeOne on February 26, 2018).

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018

ConvergeOne Holdings, Inc.

By:	/S/ JOHN A. MCKENNA, JR.
Name: John A. McKenna, Jr.
Title: President and Chief Executive Officer